UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 28)

Willis Lease Finance Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

970646 10 5
(CUSIP Number)

Charles F. Willis, IV c/o Willis Lease Finance Corporation 4700 Lyons Technology Parkway Coconut Creek, Florida 33073 (415) 408-4700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 18, 2023
Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this statement, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The share numbers listed for voting and dispositive power as of a particular date include the number of shares into which options were exercisable or would be exercisable within 60 days of such date.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

January 18, 2023
CUSIP NO. 970646 10 5	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
CFW Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,134,148

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,134,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,134,148

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.26%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

January 18, 2023
CUSIP NO. 970646 10 5	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS
Charles F. Willis, IV

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
928,276

	8	SHARED VOTING POWER
2,145,430

	9	SOLE DISPOSITIVE POWER
708,410

	10	SHARED DISPOSITIVE POWER
1,925,564

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,073,706

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.46%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

January 18, 2023
CUSIP NO. 970646 10 5	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS
Austin Chandler Willis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
99,504

	8	SHARED VOTING POWER
660,895

	9	SOLE DISPOSITIVE POWER
68,252

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
760,399

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.49%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

January 18, 2023
CUSIP NO. 970646 10 5	Page 5 of 6 Pages

The Schedule 13D filed with the Securities and Exchange Commission on December 11, 2000 (the “Initial 13D”) by CFW Partners, the Trust and Mr. Charles F. Willis, IV with respect to the Common Stock, par value $0.01 per share (the “Shares”), issued by Willis Lease Finance Corporation, a Delaware corporation (the “Issuer”), as amended on August 28, 2013, October 1, 2013, July 7, 2015, December 23, 2015, March 23, 2016, May 20, 2016, June 8, 2016, October 6, 2016, April 4, 2018, September 13, 2018, April 1, 2019, June 27, 2019, September 16, 2019, November 4, 2019, February 10, 2020, March 10, 2020, March 16, 2020, April 6, 2020, August 26, 2020, September 17, 2020, March 16, 2021, March 23, 2021, June 25, 2021, August 11, 2021, September 7, 2021, April 5, 2022, and November 17, 2022 (together with the Initial 13D, the “13D”), is hereby amended as set forth below. Capitalized terms not defined herein have the meanings ascribed to them in the 13D.

Item 4.	Purpose of the Transaction

Item 4 of the 13D is hereby amended to add the following:

On January 18, 2023, Charles F. Willis, IV, on behalf of CFW Partners, L.P. (“CFW”), Mitsui & Co., Ltd. (“Mitsui”), Fuyo General Lease Co., Ltd. (“Fuyo”), and JA Mitsui Leasing, Ltd. (“JAML” and collectively with CFW, Mitsui, and Fuyo, the “Consortium”), delivered a letter (the “Letter”) to the Special Committee of the Board of Directors of the Issuer reaffirming the Consortium’s interest in acquiring all of the outstanding Shares of the Issuer not already owned by CFW, Charles F. Willis, IV, Austin Chandler Willis and their respective affiliates in exchange for cash consideration of $45 per Share (the “Offer Price”).  The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter, which is filed as Exhibit 2 hereto.

While the Reporting Persons believe the Offer Price represents a fair value for the Shares, the ultimate terms of a transaction, including price, will be determined through negotiations between the Consortium and the Special Committee of the Board of Directors of the Issuer, and accordingly there can be no assurance that an agreement for a transaction will be entered into or that the terms of any such transaction will not differ materially from the terms contemplated by the Letter.

Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals with respect to any of the actions specified in Item 4 of the 13D.

Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following exhibits as the last exhibits of Item 7 of the 13D:

1. Joint Filing Agreement

2. Reaffirmation Letter, dated January 18, 2023

January 18, 2023
CUSIP NO. 970646 10 5	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

CFW PARTNERS, L.P.

Date: January 18, 2023	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV
its General Partner

Date: January 18, 2023	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV

Date: January 18, 2023	By:	/s/ Austin Chandler Willis
Austin Chandler Willis